Exhibit (a)(3)


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August 30, 2006



TO:          UNIT HOLDERS OF Carolina Investment Partners, Limited Partnership

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all Units of limited partnership interest (the "Units") in Carolina Investment Partners, Limited Partnership (the "Partnership") at a purchase price equal to:

                                  $550 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Carolina Investment Partners, Limited Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

     o HIGHEST OFFER PRICE YET. The Offer Price is $125 per Unit higher than our last tender offer..

     o TERMINATION OF PREVIOUS CONTRACT, NEW CONTRACT, AND UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has disclosed that it has entered into a contract to sell 17.76 acres of the Partnership's property, which contract may still be terminated by the purchaser. The Partnership had previously contracted to sell a large portion of its property but that contract was terminated. Furthermore, if the current contract closes there will be only approximately 7 acres remaining, which may take some time to sell because of its size and may be less valuable than what the current purchaser has agreed to purchase. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS AND/OR RETIREMENT ACCOUNT FEES. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. You may also avoid incurring fees for having this investment in your IRA or retirement account. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) October 4, 2006.